Room 4561
Via fax (212) 247-7132

January 28, 2009

Robert W. D'Loren
Chief Executive Officer
Nexcen Brands, Inc.
1330 Avenue of Americas
New York, NY 10019

> **Re:** **Nexcen Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 21, 2008**
> **Form 8-K Filed August 21, 2008**
> **File no. 0-27707**

Dear Mr. D'Loren:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief